

07001971


SEC MAIL PROCESSING
RECEIVED
FEB 27 2007
WASH, D.C.
156
SECTION

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32136

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Saturn Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Federal Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S. McCormick 617-574-3330
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pavento, Ratcliffe, Renzi & Co., LLC
(Name – *if individual, state last, first, middle name*)

1000 Franklin Village Drive (Address) Franklin (City) MA (State) 02038 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey S. McCormick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saturn Capital, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
RECEIVED
PROCESSING
FEB 27 2007
WASH. D.C.
156
SECTION

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005
TOGETHER WITH INDEPENDENT AUDITORS' REPORT

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

FINANCIAL STATEMENTS

DECEMBER 31, 2006

Table of Contents


PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors and Stockholder of
Saturn Capital, Inc.

Independent Auditors' Report

We have audited the accompanying statements of financial condition of Saturn Capital, Inc. (the Company) (a Massachusetts corporation and a wholly-owned subsidiary of Saturn Asset Management, Inc.) as of December 31, 2006 and 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saturn Capital, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pavento, Ratcliffe, Renzi & Co., LLC

Franklin, Massachusetts
February 6, 2007

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2006 AND 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash and cash equivalents	$ 202,235	$ 201,892
Short-term investments	50,000	50,000
Accounts receivable, net of an allowance for doubtful accounts of $60,500 in 2006 and $0 in 2005	8,000	85,500
Interest receivable	1,460	63
Prepaid expenses	153,265	10,864
TOTAL CURRENT ASSETS	**$ 414,960**	**$ 348,319**

LIABILITIES AND STOCKHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
State income taxes payable	$ 1,536	$ 456
Other liabilities	-	99,312
TOTAL CURRENT LIABILITIES	1,536	99,768
STOCKHOLDER'S EQUITY		
Common stock, $1.00 par value:		
Authorized - 300,000 shares		
Issued and outstanding - 11,950 shares	11,950	11,950
Capital in excess of par value	305,291	305,291
Retained earnings (deficit)	96,183	(68,690)
TOTAL STOCKHOLDER'S EQUITY	413,424	248,551
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 414,960**	**$ 348,319**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$ 816,417	$ 295,884
Interest income	8,084	4,787
Total revenues	824,501	300,671
OPERATING EXPENSES:		
Management fees	550,167	295,386
Filing fees	12,206	11,386
Legal and accounting fees	14,157	8,235
Rent expense	21,392	-
Bad debt expense	60,500	-
Other expenses	126	115
Total operating expenses	658,548	315,122
Net income (loss) before state income taxes	165,953	(14,451)
Provision for state income taxes	1,080	456
NET INCOME (LOSS)	**$ 164,873**	**$ (14,907)**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Beginning Balance, January 1, 2005	$ 11,950	$ 305,291	$ (53,783)	$ 263,458
Net loss	-	-	(14,907)	(14,907)
Ending Balance, December 31, 2005	11,950	305,291	(68,690)	248,551
Net income	-	-	164,873	164,873
Ending Balance, December 31, 2006	**$ 11,950**	**$ 305,291**	**$ 96,183**	**$ 413,424**

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 164,873	$ (14,907)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:		
Bad debt expense	60,500	-
(Increase) decrease in assets:		
Accounts receivable	17,000	(85,500)
Interest receivable	(1,397)	(25)
Prepaid expenses	(142,401)	24
Increase (decrease) in liabilities:		
Other liabilities	(99,312)	98,379
State income taxes payable	1,080	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	343	(2,029)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	201,892	203,921
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 202,235**	**$ 201,892**
SUPPLEMENTAL DISCLOSURE AND CASH FLOW INFORMATION:		
Cash paid during the year for:		
Income taxes	$ 654	$ 456

The accompanying notes are an integral part of these financial statements.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(1) ORGANIZATION AND DESCRIPTION OF BUSINESS

The Company was incorporated in the Commonwealth of Massachusetts on May 2, 1984. Its primary business activity is the sale of direct participation programs and private placement offerings throughout the United States of America. On January 1, 1999 the company became a wholly-owned subsidiary of Saturn Asset Management, Inc. On June 7, 2000 Saturn Asset Management, Inc. became a wholly-owned subsidiary of Saturn Asset Management Trust.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Investments that have a maturity date greater than three months but less than one year are considered short-term investments.

(b) Credit Risk

Financial instruments that potentially subject the company to concentration of credit risk consist primarily of temporary cash investments. The Company has placed its temporary cash investments with a highly rated financial institution. On occasion, the balances in those accounts may exceed the FDIC insured limit. For the year ended December 31, 2006 and 2005, the company's deposits with this institution exceeded the FDIC insured limit of $100,000 per bank by approximately $152,235 and $151,892, respectively.

(c) Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that may affect the reported amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

(d) Commissions

The Company earns commissions for private placement services. Commissions are recorded upon the closing of a round of financing.

(e) Accounts Receivable

The Company uses the reserve for bad debt method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivables. The reserve for doubtful accounts balance is deducted against accounts receivable to properly reflect the realizable value.

SATURN CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

(Continued)

(3) INCOME TAXES

The Company has elected under a provision of the Internal Revenue Code not to be taxed as a corporation. In accordance with this election as an "S" corporation, the taxable income or loss of the company is reported in the federal income tax return of its shareholder.

(4) NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934 (the Exchange Act) that requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $250,699 that was $245,699 in excess of its required net capital of $5,000. The Company's net capital ratio was .061 to 1. At December 31, 2005, the Company had net capital of $152,124 which was $147,124 in excess of its required net capital of $5,000 and had a net capital ratio of .070 to 1.

As the Company does not carry customer accounts or otherwise execute customer transactions, the Company is exempt from the provision of Rule 15c3-3 of the Exchange Act. In the opinion of management, the Company complied with the exemptive provisions of Rule 15c3-3 for the periods ended December 31, 2006 and 2005.

(5) RELATED PARTY TRANSACTIONS

The Company acts as a broker dealer for Saturn Management, LLC, an affiliated company. The Company is assessed a management fee by Saturn Management, LLC for allocation of professional time, office space and other general and administrative expenses. For the years ended December 31, 2006 and 2005, Saturn Capital, Inc. paid Saturn Management, LLC management fees of $550,167 and $295,386, respectively. The Company had a prepayment of $153,292 as of December 31, 2006 and an amount owed of $99,312 as of December 31, 2005 to Saturn Management, LLC.

For the year ended December 31, 2006, $779,200 of the Company's commissions were earned for the private placement of securities for MooBella, LLC and Knopp Neurosciences, Inc. The trustee and primary shareholder of Saturn Asset Management Trust, the parent of Saturn Asset Management, Inc., is also a member of the board of directors of MooBella LLC, Knopp Neurosciences, Inc. and Model Golf, LLC. As of December 31, 2006 and 2005, Model Golf, LLC owed the Company $85,500 for commissions on a private placement offering.

SATURN CAPITAL, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2006

SATURN CAPITAL, INC.

(a wholly-owned subsidiary of Saturn Asset Management, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
NET CAPITAL		
Total stockholder's equity	$ 413,424	$ 248,551
Deductions and/ or charges:		
A. Non-allowable assets:		
Accounts receivable	(8,000)	(85,500)
Interest receivable	(1,460)	(63)
Prepaid expenses	(153,265)	(10,864)
Net capital	$ 250,699	$ 152,124
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
State income taxes payable	$ 1,536	$ 456
Other liabilities	-	99,312
Total aggregate indebtedness	$ 1,536	$ 99,768
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$ 5,000	$ 5,000
Excess net capital at 1,000%	$ 250,545	$ 142,147
Ratio: Aggregate indebtedness to net capital	.061 - 1	.070 - 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2006 and 2005)		
Net capital, as reported in the company's Part IIa (unaudited) FOCUS report	$ 241,279	$ 152,124
Net audit adjustments	9,420	-
Net capital per above	$ 250,699	$ 152,124


PAVENTO, RATCLIFFE,
RENZI & CO., LLC

Business Advisors
Certified Public Accountants

To the Board of Directors of
Saturn Capital, Inc.

In planning and performing our audit of the financial statements of Saturn Capital, Inc. (the Company) (a Massachusetts Corporation and wholly–owned subsidiary of Saturn Asset Management, Inc.) for the years ended December 31, 2006 and 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1000 Franklin Village Drive, Suite 209 • Franklin, MA 02038
Tel: 508-553-3091 • Fax: 508-553-3092

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 and 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealer and should not be used by anyone other than these specified parties.

Parent, Radcliffe, Rogers & Co., LLC

Franklin, Massachusetts
February 6, 2007

END